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FILED BY PACIFIC NORTHWEST BANCORP
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: PACIFIC NORTHWEST BANCORP
COMMISSION FILE NO.: 0-26632

SUBJECT COMPANY: BANK OF THE NORTHWEST
COMMISSION FILE NO.:

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements herein contained are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"). This statement is included for the express purpose of availing PNWB of the protections of the safe harbor provisions of the PSLRA. The forward-looking statements contained herein are subject to factors, risks and uncertainties that may cause actual results to differ materially from those projected. The following items are among the factors that could cause actual results to differ materially from the forward-looking statements: general economic conditions, including their impact on capital expenditures; business conditions in the banking industry; recent world events and their impact on interest rates, businesses and customers; the regulatory environment; new legislation; vendor quality and efficiency; employee retention factors; rapidly changing technology and evolving banking industry standards; competitive standards; competitive factors, including increased competition with community, regional and national financial institutions; fluctuating interest-rate environments; higher-than-expected loan delinquencies; and similar matters. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only at the date of this release. PNWB undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this release. Readers should carefully review the risk factors described in this and other documents PNWB files from time to time with the Securities and Exchange Commission.

ADDITIONAL INFORMATION

This communication relates to the Agreement and Plan of Merger with Pacific Northwest Bancorp ("Pacific"). Shareholders of Bank of the Northwest are advised to read the DEFINITIVE PROXY STATEMENT/PROSPECTUS FOR THE SPECIAL MEETING IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Shareholders of Bank of the Northwest and other interested parties may obtain, upon filing, free of charge, copies of the proxy statement/prospectus and any other relevant documents filed by Pacific with the SEC at the SEC's website at www.sec.gov.

The Agreement and Plan of Merger for Pacific's acquisition of Bank of the Northwest was filed by Pacific under cover of Form 8-K on July 25, 2002, and is incorporated herein by reference.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

  •
  Joint press release issued by Pacific Northwest Bancorp and Bank of the Northwest on July 22, 2002.

  •
  Investor Conference Materials

THE FOLLOWING PRESS RELEASE WAS ISSUED JOINTLY BY PACIFIC NORTHWEST BANCORP AND BANK OF THE NORTHWEST ON JULY 22, 2002, TO ANNOUNCE THE EXECUTION OF AN AGREEMENT AND PLAN OF MERGER.

Pacific Northwest Bancorp and Bank of the Northwest Agree to Merge

For more information contact:

Patrick M. Fahey, President and CEO, Pacific Northwest Bancorp (206) 340-4727
Bette J. Floray, Executive Vice President and CFO, Pacific Northwest Bancorp (206) 224-8711
Dan J. Durkin, Chairman and CEO, Bank of the Northwest (503) 417-8812

Seattle, WA—July 22, 2002—Pacific Northwest Bancorp (NASDAQ: PNWB) and Bank of the Northwest (NASDAQ: BKNW) announced today the signing of a definitive agreement to merge Bank of the Northwest into Pacific Northwest Bank. Bank of the Northwest is a commercial bank with assets of $354 million with five banking offices in the metropolitan Portland, Oregon market area. It is anticipated that the transaction will be completed in the fourth quarter of 2002, pending regulatory approvals and the approval of the stockholders of Bank of the Northwest.

In the merger, Pacific Northwest Bancorp will issue 1.75 million shares of common stock and approximately $25.8 million in cash in a transaction in which Bank of the Northwest shareholders will have an opportunity to choose between stock and cash consideration. Based on the current price of Pacific Northwest Bancorp stock, each Bank of the Northwest shareholder would receive approximately 0.82 shares of Pacific Northwest Bancorp stock or $22.50 in cash for each share of Bank of the Northwest common stock, and the allocation of the purchase price would be approximately 65% stock to 35% cash. To the extent that Pacific Northwest Bancorp shares are received, the exchange is expected to be a tax-free transaction to the shareholder. The transaction is currently valued at approximately $85.0 million and has been unanimously approved by the directors of both companies. This transaction is expected to be accretive to earnings per share for the year 2003.

"This is an important acquisition because it gives us an entry into the metropolitan hub of Oregon and is consistent with our strategy to expand into the major business communities along the I-5 corridor. Bank of the Northwest is certainly a high-performing organization with a compatible culture, excellent credit quality and client service, and an outstanding reputation in the markets they serve," said Pat Fahey, President and CEO of Pacific Northwest Bancorp.

Daniel J. Durkin, Chairman and CEO of Bank of the Northwest stated, "the merger with Pacific Northwest Bank will benefit our customers, employees, shareholders and the communities in which the Bank operates. The higher lending limits will allow us to bring our unique highly attentive approach to client service to more businesses in our market area."

Bank of the Northwest received Portland Chamber of Commerce's Top Ten Growth Award in May of 2002. Bank of the Northwest was the only financial institution to receive the award this year, which recognized the Bank's continued successful growth in 2001.

A conference call for investors, analysts and other interested parties beginning on July 23, 2002 at 1:00 PM EDT will be hosted by President and CEO Pat Fahey and Executive Vice President and Chief Financial Officer Bette Floray of Pacific Northwest Bank and Daniel J. Durkin, Chairman and CEO and Christian Rasmussen, President of Bank of the Northwest. A detailed presentation of the transaction is posted to the Pacific Northwest Bancorp's website at www.PNWBank.com. To participate, all callers are asked to call 1-800-215-6519. The reservations number for access to the conference call is 20776065.

For those unable to participate in the live conference call, PostView service will be available beginning at 4:00 p.m. EDT July 23, 2002 until 8:00 p.m. EDT July 26, 2002. To access PostView, callers should dial 1-800-633-8284 and enter reservation number 20776065.

Pacific Northwest Bancorp is a Washington commercial bank providing financial services through its commercial bank subsidiary, Pacific Northwest Bank. Pacific Northwest Bank operates 54 Financial Centers in 18 counties throughout central and western Washington. Pacific Northwest Bank offers a wide range of financial services to businesses and individuals in its market area, including investment products available through its subsidiary Pacific Northwest Financial Services, Inc. and insurance products available through its subsidiary Pacific Northwest Insurance Agency Inc.

This press release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"). This statement is included for the express purpose of availing PNWB of the protections of the safe harbor provisions of the PSLRA. The forward-looking statements contained herein are subject to factors, risks and uncertainties that may cause actual results to differ materially from those projected. The following items are among the factors that could cause actual results to differ materially from the forward-looking statements: general economic conditions, including their impact on capital expenditures; business conditions in the banking industry; recent world events and their impact on interest rates, businesses and customers; the regulatory environment; new legislation; vendor quality and efficiency; employee retention factors; rapidly changing technology and evolving banking industry standards; competitive standards; competitive factors, including increased competition with community, regional and national financial institutions; fluctuating interest-rate environments; higher-than-expected loan delinquencies; and similar matters. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only at the date of this release. PNWB undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this release. Readers should carefully review the risk factors described in this and other documents PNWB files from time to time with the Securities and Exchange Commission.

THE FOLLOWING DOCUMENT WAS PRESENTED AT AN INVESTOR CONFERENCE ON JULY 22, 2002, TO DISCUSS THE MERGER.

acquisition of

Investor Presentation
July 22, 2002

        This presentation contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, hereby named the PSLRA. This statement is included for the express purpose of availing Pacific Northwest Bancorp of the protections of the safe harbor provisions of the PSLRA. The forward-looking statements contained herein are subject to factors, risks and uncertainties that may cause actual results to differ materially from those projected. The following items are among the factors that could cause actual results to differ materially from the forward-looking statements: general economic conditions, including their impact on capital expenditures; business conditions in the banking industry; recent world events and their impact on interest rates, businesses and customers; the regulatory environment; new legislation; vendor quality and efficiency; employee retention factors; rapidly changing technology and evolving banking industry standards; competitive standards; competitive factors, including increased competition with community, regional and national financial institutions; fluctuating interest rate environments; higher than expected loan delinquencies; and similar matters. Interested parties are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only at the date of this presentation. Pacific Northwest Bancorp undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this presentation. Interested parties should carefully review the risk factors described in this and other documents Pacific Northwest Bancorp files from time to time with the Securities and Exchange Commission, including Pacific Northwest Bancorp's annual report on Form 10-K for the year ended December 31, 2001.

Transaction Rationale

  •
  Franchise Enhancing

  —
  Extends footprint of largest Pacific Northwest based commercial banking franchise down attractive I-5 corridor

  —
  Establishes significant commercial business banking foothold in Portland market with the addition of an experienced team with a proven track

  —
  Appealing market characteristics

  •
  Desirable Financial Results

  —
  Accretive to GAAP and cash earnings per share in 2003

  -->
  2.2%, or 5 cents, accretion to GAAP EPS in 2003

  -->
  3.6%, or 8 cents, accretion to cash EPS in 2003

  —
  Solid pro forma financial position

  •
  Low Risk Transaction

  —
  Reasonable cost savings validated through due diligence

  —
  Achievable revenue enhancements validated through due diligence

  —
  Commonality of credit culture and business philosophy

  —
  Exceptional asset quality of Bank of the Northwest's loan portfolio

  —
  Continue local decision making

Franchise Enhancing

Franchise Enhancing

        Establishes a foothold in the Portland market area

Bank of the Northwest (BKNW) Highlights

  •
  BKNW is a $354 million bank with five full-service offices in Oregon serving the greater Portland metropolitan area

  •
  BKNW has accomplished excellent balance sheet and earnings growth

  —
  Three year CAGR in loans over 39%

  —
  Three year CAGR in deposits over 41%

  —
  Three year CAGR in EPS over 70%

  •
  BKNW continued to improve performance ratios and maintained outstanding asset quality in the quarter ended June 30, 2002

  —
  Return on Average Assets—1.25%

  —
  Return on Average Equity—15.99%

  —
  Efficiency Ratio—56.11%

  —
  Non-performing Assets / Total Assets—0.07%

  —
  Net Charge-Offs / Average Loans—0.04%

  —
  Loan Loss Reserves / Total Loans—1.37%

Experienced Management with a Proven Track Record

  •
  Daniel Durkin—Chief Executive Officer

  —
  Will become Vice-Chairman, a member of PNWB Board and Chairman of Oregon Advisory Board

  —
  A co-founder of BKNW

  —
  Over 34 years of banking experience in Portland that includes holding a variety of management positions with West One Bank and First Interstate Bank prior to forming BKNW

  •
  Christian Rasmussen—President

  —
  Will become President of Oregon region

  —
  Responsible for the Commercial Banking, Real Estate, Consumer Lending and Cash Management business lines for BKNW

  —
  As former Vice Chairman of US Bancorp was responsible for US Bank's Business Banking Division

  —
  Over 20 years of banking experience in the Pacific Northwest

  •
  Hadley Robbins—Senior VP & Chief Credit Officer

  —
  Will continue to monitor loans originated in Oregon market area

  —
  Prior to joining BKNW in 1997, managed First Interstate Bank's Consumer Loan Operations for the Northwest Region

  —
  Over 20 years of banking experience

  •
  Cheryl Cebula—Senior VP & Manager of Operations

  —
  Will coordinate integration of PNWB product services in BKNW branches

  —
  Prior to joining BKNW in 1997, managed US Bank's Retail Service Group

  —
  Over 25 years of banking experience

Transaction Terms and Pricing

Transaction Summary

Implied Transaction Price:	$22.50 / Share(1)
Aggregate Transaction Value:	$85.0 Million(2)
Stock Component to Shareholders:	1.75 Million PNWB Shares
Value Allocated to Rolled Options and Warrants:	$11.1 Million(3)
Cash Component to Shareholders:	$25.8 Million
Consideration Mix to Outstanding Common Shares:	65% Stock / 35% Cash(4)
Stock / Cash Election:	Stockholders to elect between PNWB Common Stock and Cash
Transaction Structure:	Tax-free exchange of stock plus a cash component
Board Representation:	BKNW CEO and one other current BKNW director will join PNWB's board of directors
Advisory Board:	Current BKNW board members will continue to have a regional advisory role
Due Diligence:	Completed
Anticipated Closing:	Fourth Quarter 2002

(1)
Based upon PNWB's closing stock price of $27.45 on July 22, 2002.

(2)
Based upon 3.283 million BKNW shares outstanding plus $11.1 million of in the money value of BKNW options and warrants.

(3)
In-the-money value of 755,785 outstanding BKNW options and warrants based upon an exchange ratio to options of 0.82 and PNWB's closing stock price of $27.45 on July 22, 2002.

(4)
Percentages will change with changes in PNWB's stock price.

Deal Pricing

Purchase Price Per Share:(1)	$22.50	/Share
Premium to Market:(2)	25.0%
Price / LTM EPS	21.8	x
Price / 2002 Estimated EPS:(3)	19.4	x
Price / 2002 Estimated EPS w/ Expense Savings:(4)	15.0	x
Price / Book Value:(5)	269.1%
Price / Tangible Book Value:(5)	269.1%
Tangible Book Premium / Core Deposits:(6)	29.5%
PNWB 2002 P/E:(7)	13.7	x
Transaction P/E Multiple Divided by PNWB P/E:	1.42

(1)
Based upon PNWB's closing stock price of $27.45 on July 22, 2002.

(2)
Based upon BKNW's closing stock price of $18.001 on July 22, 2002

(3)
Based upon I/B/E/S mean EPS Estimate for BKNW of $1.16 as of July 22, 2002.

(4)
2002 Estimated EPS pro forma for fully phased-in expense savings, which equates to approximately $0.34 per BKNW Share

(5)
Based upon BKNW's stated book value and tangible book value of $8.36 as of June 30, 2002.

(6)
Core deposits exclude jumbo time deposits

(7)
Based on I/B/E/S mean EPS Estimate for PNWB of $2.01 as of July 22, 2002.

Pro Forma Financial Impact

Pro Forma Earnings Impact

($ in millions)

Earnings Projections	Projected for Fiscal Year 2003
PNWB Earnings(1)	$35.2
BKNW Earnings(2)	5.8
Anticipated Cost Savings(3)	1.2
Anticipated Revenue Enhancements(4)	0.3
CDI Amortization Expense(5)	(0.5)
Other Adjustments(6)	(1.0)

Pro Forma Net Income	$41.0

(1)
Based on I/B/E/S mean EPS Estimate for 2003 of $2.23 as of July 22, 2002 and assuming 15.8 million fully diluted shares for PNWB.

(2)
Based upon projections provided by BKNW's management for 2003.

(3)
Assumes cost savings equivalent to 18% of BKNW's core expense base taking into account 15% annual expense growth.

(4)
Assumes the repurchase of identified participated loans and incremental loan business facilitated by increased lending limit for BKNW.

(5)
Core deposit intangible equivalent to 4% of BKNW's core deposits amortized straight-line over 10 years.

(6)
Includes effects of financing cash component of consideration and merger-related charges. Cost of cash assumed to be 5.0% pre-tax.

Accretive to GAAP and Cash Earnings

Earnings per Share Projections	Projected for Fiscal Year 2003
Current GAAP EPS Estimate(1)	$2.23
Pro Forma GAAP EPS	2.28

GAAP Accretion to PNWB ($)	$0.05
GAAP Accretion to PNWB (%)	2.2%

Stand-Alone Cash EPS Estimate	$2.23
Pro Forma Cash EPS	2.31

Cash Accretion to PNWB ($)	$0.08
Cash Accretion to PNWB (%)	3.6%

(1)
Based on I/B/E/S mean EPS Estimate for 2003 as of July 22, 2002.

Estimated Cost Savings

($ in millions)

Sources of Cost Savings	Savings Projected for Fiscal Year 2003	Percent of BKNW Expense
Compensation & Benefits	$1.37	22%
Item and Data Processing	0.19	36%
Other Operating	0.36	9%

Total Cost Savings (Pre-tax)	$1.92	18%

Total Cost Savings (After-tax)(1)	$1.25

(1)
Assumes an effective tax rate of 35%.

Estimated Restructuring Costs

  •
  PNWB estimates pre-tax merger costs of approximately $5.2 million

($ in millions)	Cost
Transaction Costs	$1.7
Conversion / Integration Costs	0.5
Employee-Related Costs	3.0

Total Merger Costs (Pre-tax)	$5.2

Taxes	1.2

Total Merger Costs (After-tax)(1)	$4.0

(1)
Assumes Employee-Related Costs and Conversion/Integration Costs are fully tax-deductible at a tax rate of 35%.

Summary Financial Impact

($ in millions)

	PNWB	BKNW	Pro Forma(1)
Assets	$2,857	$354	$3,211
Loans	1,845	234	2,079
Deposits	1,815	263	2,078
Borrowings	753	62	815
Equity	202	27	266
Market Cap.(2)	423	59	471
Branches	54	5	59

Data as of June 30, 2002. Source: SNL Financial. Market data as of July 22, 2002.

(1)
Every pro forma number except for equity excludes purchase accounting adjustments. The equity calculation takes into account the 65% stock / 35% cash consideration mix for the BKNW common shares outstanding.

(2)
The calculation of pro forma market capitalization applies PNWB's current market price to the 1.75 million shares to be issued to BKNW shareholders

Solid Pro Forma Financial Position

	PNWB	BKNW	Pro Forma(1)
ROAA	1.12%	1.25%	1.17%
ROAE	15.78%	15.99%	16.35%
Net Interest Margin	4.12%	4.58%	4.17%
Efficiency Ratio	57.77%	56.11%	56.27%
Core Deposits / Deposits(2)	76.70%	73.14%	76.24%
Borrowings / Assets	26.36%	17.54%	25.39%
NPAs / Assets	0.73%	0.07%	0.65%
Reserves / Loans	1.19%	1.37%	1.20%
NCOs / Average Loans	0.19%	0.04%	0.17%

Based on financial data as of or for the quarter ended June 30, 2002. Source: SNL Financial.

(1)
Pro forma ROAA, ROAE and efficiency ratio include an adjustment for 18% cost savings on a fully implemented basis

(2)
Core deposits exclude jumbo time deposits and the ratios reflect balances as March 31, 2002.

Summary

  •
  Franchise-extending transaction that introduces market share in attractive major metro market

  •
  Appealing financial results based upon reasonable transaction assumptions

  •
  Outstanding cultural fit with PNWB's management team and business philosophy

  •
  Creates a platform for revenue growth through enhancement of BKNW's fee income potential and increased lending capacity at BKNW

  •
  Expands presence in the Pacific Northwest region while maintaining exceptional asset quality

  •
  Local decision making process retained

Appendix

BKNW Historical Balance Sheet

($ in thousands)

	As of December 31,			As of June 30,
	1999	2000	2001	2002
Assets
Cash and Equivalents	$13,171	$11,389	$22,108	$22,000
Securities	57,634	59,412	78,978	89,206

Total Cash and Securities	$70,805	$70,801	$101,086	$111,206
Gross Loans HFI	$126,270	$177,046	$217,921	$236,752
Loan Loss Reserves	(1,681)	(2,375)	(3,144)	(3,243)

Total Net Loans	$124,589	$174,671	$214,777	$233,509
Real Estate Owned	$0	$0	$0	$0
Total Intangibles	0	0	0	0
Other Assets	3,822	4,009	8,784	9,682

Total Assets	$199,216	$249,481	$324,647	$354,397

Liabilities
Deposits	$149,358	$198,829	$243,662	$262,798
Total Borrowings	35,400	32,705	54,740	62,168
Other Liabilities	697	2,059	1,795	2,025

Total Liabilities	$185,455	$233,593	$300,197	$326,991

Equity	$13,761	$15,888	$24,540	$27,406

Total Liabilities & Equity	$199,216	$249,481	$324,737	$354,397

Source: SNL Financial.

BKNW Historical Income Statement

($ in thousands)

	For the Year Ended December 31,			For the Six Months Ended June 30,
	1999	2000	2001	2001	2002
Total Interest Income	$11,815	$18,453	$21,106	$10,428	$10,119
Total Interest Expense	5,170	9,016	8,392	4,630	2,914

Net Interest Income	$6,645	$9,437	$12,714	$5,798	$7,205
Loan Loss Provision	$643	$694	$685	$285	$275
Service Charges on Deposits	$301	$551	$747	$349	$798
Other Non-interest Income	107	157	297	102	0

Total Non-interest Income	$408	$708	$1,044	$451	$798
Gain/Loss on Sale of Securities	$(35)	$(11)	$0	$0	$0
Compensation and Benefits	$3,577	$4,392	$5,320	$2,488	$4,601
Occupancy and Equipment	894	1,148	1,166	586	0
Other Non-interest Expense	1,100	1,319	1,871	863	0

Total Non-interest Expense	$5,571	$6,859	$8,357	$3,937	$4,601
Nonrecurring Expense	0	473	0	0	0
Net Income Before Taxes	$804	$2,108	$4,716	$2,027	$3,127
Income Taxes	274	792	1,743	742	1,125

Net Income	$530	$1,316	$2,973	$1,285	$2,002

Source: SNL Financial.

BKNW Financial Performance Data

	For the Year Ended December 31,			For the Six Months Ended June 30,
	1999	2000	2001	2001	2002
Core ROAA	0.36%	0.74%	1.05%	0.99%	1.22%
Core ROAE	4.01%	11.36%	13.68%	13.46%	15.58%
Efficiency Ratio	78.99%	67.52%	60.29%	62.42%	56.36%
Net Interest Margin	4.53%	4.45%	4.72%	4.68%	4.68%
NPLs / Loans	0.00%	0.00%	0.00%	0.06%	0.11%
Reserves / NPLs	n/a	n/a	n/a	2375.00%	1297.20%
Reserves / Loans	1.33%	1.34%	1.40%	1.36%	1.37%
NCOs / Average Loans	0.00%	0.00%	0.00%	0.00%	0.04%
Core Deposits / Deposits	90.38%	83.88%	81.86%	77.98%	74.12%
Borrowings / Assets	17.77%	13.11%	16.86%	15.74%	17.54%
Tang. Equity / Tang. Assets	6.91%	6.37%	7.56%	7.90%	7.73%
Tier 1 Ratio	9.00%	8.00%	9.88%	9.76%	9.86%
Total Capital Ratio	10.10%	9.20%	11.12%	10.92%	11.08%

Source: SNL Financial.

QuickLinks

Pacific Northwest Bancorp and Bank of the Northwest Agree to Merge
Investor Presentation July 22, 2002
Transaction Terms and Pricing
Pro Forma Financial Impact
Appendix